

50 years

focusing on the big picture

SONIC
America's Drive-In.

Still Hopping at 50! Founded in Shawnee, Oklahoma, in 1953, we franchise and operate the largest chain of drive-in restaurants in the United States. The drive-in restaurant experience, together with our unique menu and personalized carhop service, position us as one of the most highly differentiated concepts in the restaurant industry's quick-service sector.

Sonic Drive-Ins feature signature items, offering made-when-you-order Toaster® Sandwiches, hamburgers and other sandwiches, Extra-Long Cheese Coneys, hand-battered Onion Rings, Tater Tots, and a variety of Frozen Favorites® desserts and Fountain Favorites® drinks, including Cherry Limeades, Slushes, and Cream Pie Shakes. At a typical Sonic Drive-In, customers park in one of 24 to 36 canopy-covered spaces and place orders through an intercom speaker system. A carhop delivers the customer's order curbside, usually within four minutes. Customers also may stop at a drive-thru window at most Sonic Drive-Ins.


1
10
2
15
25
60
20
11
26
21
5
1
32
17
127
178
59
75
68
235
164
197
69
58
109
93
83
133
754
53
5
Core Markets
Developing Markets

On August 31, 2003, we ended our most recent fiscal year with more than 2,700 drive-ins across 30 states from coast to coast, as well as a small, but growing foothold in northern Mexico. While these numbers are important, we find even greater satisfaction in other statistics, like the frequency with which our customers visit Sonic. These figures, which measure how often customers *return* to Sonic, show that ours are the most loyal in our industry.

50 years of creating opportunities

Year-Over-Year Financial Highlights

($ in thousands, except per share data)

	2003	2002	% Change
Operations (for the year)			
Total revenues	$ 446,640	$ 400,162	12%
Income from operations	$ 89,500	$ 82,322	9%
Net income	$ 52,261	$ 47,692	10%
Net income per diluted share	$ 1.29	$ 1.13	14%
Return on average stockholders' equity	21.1%	22.1%	
Financial Position (at year's end)			
Total assets	$ 486,119	$ 405,356	20%
Stockholders' equity	$ 265,398	$ 230,670	15%
System Information*			
System-wide sales (for the year)	$ 2,360,360	$ 2,205,269	7%
System-wide average unit sales (for the year)	$ 907	$ 906	--
Company-owned drive-ins (at year's end)	497	452	10%
Franchised drive-ins (at year's end)	2,209	2,081	6%
System-wide drive-ins (at year's end)	2,706	2,533	7%

**System-wide information, which combines company-owned and franchise information, is a non-GAAP measure. We believe system-wide information is useful in analyzing the growth of the Sonic brand, as well as our revenues, since franchisees pay royalties based on a percentage of sales.*

Five-Year Trends

Total Revenues

(In millions)

Year	
03	$447
02	$400
01	$331
00	$280
99	$258

Net Income Per Diluted Share

Year	
03	$1.29
02	$1.13
01	$ .93
00	$ .78
99	$ .63

Net Income

(In millions)

Year	
03	$52
02	$48
01	$39
00	$33
99	$27

Return on Equity

Year	
03	21.1%
02	22.1%
01	21.9%
00	21.4%
99	19.4%

To Our Stockholders

With the conclusion of this, our 50th year, the Sonic concept and the innovations we have helped pioneer continue to be as strong and relevant as they were in 1953. And despite declining consumer confidence and increased economic uncertainty during the past year, we rose to meet the unusual challenges of fiscal 2003, posting record revenues and profits. Once again, our proven set of multi-layered strategies, including the highest ever number of new drive-in openings in a single year, increased media support for our brand and greater leverage of our corporate-level expenses, helped us sustain the solid momentum that has characterized our operations for many years.

With total revenues for the year up 12% to $447 million, earnings per share advancing 14% to $1.29, and return on equity topping 20% for the fourth consecutive year, we extended an enviable track record for consistent top- and bottom-line growth. Equally important, our strong cash flow from operations - more than sufficient to support our new drive-in development and select franchise acquisitions - enabled us to expand once more our stock repurchase program during fiscal 2003.

The past year also provided a welcome historical perspective on the success of the Sonic brand. Back in 1953, Troy Smith, our founder, could hardly have imagined the kind of success story Sonic would hold for him and his associates. Because of the solid foundation he provided, together with the ongoing contributions and efforts of Sonic franchisees and corporate staff from then until now, we have prospered beyond Troy's most ambitious expectations. His legacy is now the biggest chain of drive-in restaurants in America and one of the largest brands in the Quick-Service Restaurant segment, with annual system-wide sales approaching $2.4 billion and more than 2,700 locations from coast to coast.

Yes, at 50 years young, we have much to remember and a lot to celebrate. Of course, the mere passage of time itself is hardly the point; it's more important to understand how this time was spent. So, even as we enjoy this moment and recognize the progress of our first 50 years, we are privileged to be able to look back over five decades and see more than just one company's success.

This longer view reveals a mosaic of hundreds, thousands, literally countless stories of success for those involved with the Sonic brand. It is an account of opportunities provided and opportunities realized for a variety of our stakeholders. The first and foremost among these, as with any business, is our customers. They have discovered at Sonic a truly distinctive concept featuring a unique menu, made when you order, and served with the uncommon attention that only curbside carhop service can offer - all our brand treasures that combine to create the most differentiated dining experience in the QSR category. Sonic also has had a profound influence on the lives of many others, from franchisees who are so passionate about our brand that they often devote their entire careers to the Sonic concept, to the partners who take a stake in our company-owned drive-ins and oversee their operations, to our experienced and entrepreneurial employees. These positive effects also have reached outside the company, extending to our loyal supply partners and, of course, our stockholders. We are indeed grateful for the confidence placed in us by all of these people, some now for 50 years. And we recognize that with each individual story of opportunity, a larger picture of Sonic comes into view - one of a growing brand that endeavors to extend a sense of surprise and delight, satisfaction, fulfillment and success to everyone it touches.

Such a discussion of Sonic's past and present logically invites a view toward the future and what it may hold for our company. Clearly, we think the best years are still ahead for our brand.

Today, the ongoing shift in consumer preferences toward fresh tastes and superior service continues to work to our favor as we heighten our efforts to keep the Sonic brand relevant and compelling to customers. Our concept has always been about blending high quality, differentiated products with fast, curbside service, all combined in a fun drive-in setting that's hard to match. We're excited about the new menu ideas that will be rolling out in the coming year and the continued growth of our breakfast program. These product and day-part initiatives, together with our planned increase in media expenditures to over $110 million in fiscal 2004 from $100 million last year, and our growing emphasis on network cable advertising to reach new audiences and to provide better support for Sonic in developing markets, should drive sales growth in the coming year. Combine those strategies with a strong development program in fiscal 2004, its related impact on franchising income, and our unique ascending royalty structure, and you can see why we are convinced that the Sonic brand remains positioned for bigger and better things ahead.

In closing, we'd like to thank all those associated with the Sonic brand for a great 50th year, and for the 49 amazing ones before that. As we've said throughout this golden anniversary year, Thanks a Tot!

Sincerely,



Clifford Hudson
Chairman and
Chief Executive Officer



Pattye Moore
President


With the conclusion of this, our 50th year, the Sonic concept and the innovations we have helped pioneer continue to be as strong and relevant as they were in 1953.

Then, Now, Next

The year was 1953, and life in America was squarely in the fast lane. By then, the automobile had secured its place as an icon for a mobile American lifestyle, and a radical new sports car introduced by General Motors that year, the Corvette, was accelerating our freedom. Moreover, our post-war society had begun to display new demographic trends that would, as we all know, reshape the restaurant industry in this country. Increasing numbers of dual-income households, and the constraints that placed on family leisure, provided further momentum to new mealtime venues. The advent of these quick-service restaurants, as they would become known, transformed both the industry and our way of life.



Total Teamwork

In franchising, you think of ordinary folks who have their lives and livelihood on the line. Frankly, we like the drive and determination this fosters among our franchisees, and their passion for the Sonic brand, and we want to maintain the same keen entrepreneurial edge in our company-owned drive-ins. In our view, the best way to do this is to make sure the partners who operate and supervise our company-owned drive-ins – almost 500 of them at August 31, 2003 – have a significant vested interest in the ownership of these drive-ins, and the opportunity to participate in their success.

The Corvette wasn't the only classic that originated in 1953. In Shawnee, Oklahoma, a small root beer stand called the Top Hat Drive-In opened to little fanfare, but it too was destined for the history books. Top Hat's founder, Troy Smith, was a quick study of early innovations in the fledgling drive-in business. His drive-ins soon featured advances like intercom communications – inspiring the slogan "Service at the Speed of Sound," canopy covers, and slanted parking spaces. By 1959, the Top Hat would become Sonic, a name chosen in deference to the public's fascination with emerging space-age technology, jet travel and Sonic's slogan, which echoed the excitement of the time.

Early in its history, Sonic found itself at the crossroads of this changing American culture. New industry drivers for quick service – America's obsession with mobility, its demand for convenience, and the country's yearning for new taste sensations – all found a home at Sonic, America's Drive-In.

Over the course of the next 50 years, Sonic grew to become the largest chain of drive-in restaurants in the country and one of the biggest brands in QSR. Our reach now extends to


Over the course of the next 50 years, Sonic grew to become the largest chain of drive-in restaurants in the country and one of the biggest brands in QSR.
SONIC
America's Drive-In

30 states from coast to coast and into northern Mexico around Monterrey. Along the way, we acquired quite a fan club as well, developing the most loyal customer base in the QSR category.

However, while celebrating our golden anniversary in calendar 2003, the most important gauge of our success can be found in the more recent acceleration of our brand growth. System-wide sales did not break the $1 billion mark until fiscal 1997, our 44th year, but then doubled again by fiscal 2002 and today stand at nearly $2.4 billion. Likewise, it took us almost 40 years to grow the chain to 1,000 locations, but the chain jumped to 2,000 drive-ins by fiscal 1999 and further expanded to more than 2,700 locations by fiscal 2003.

The strength of our brand over the past 50 years reflects an unwavering focus on the fundamentals that made us successful from the beginning. We've done our best to remain authentic, taking a *different road* to build a brand based on service, quality, menu differentiation, and plain, old-fashioned fun. This brand differentiation is readily apparent the moment you arrive at Sonic – our drive-in concept lets customers remain comfortably in their cars, or enjoy outdoor picnic tables if they so desire, while we do the rest. It's a place where every customer is first in line, where service revolves around the customer, where they control the dining experience from start to finish.


SONIC

A Success Story

Starting at the bottom and working your way up; it's the classic bootstrap success story in America. It's a story that David Castleberry of Elk City, Oklahoma, knows well. He began his career with Sonic in 1961 as a carhop at the Sonic Drive-In in Stillwater, Oklahoma. Troy Smith, Sonic's founder, signed David's first Sonic paycheck. Through the years, David worked every position at the drive-in, rising to assistant manager before he purchased his first Sonic in 1969, together with partner Gene Longworth, in Elk City, Oklahoma. Today, David and his partners own 35 drive-ins in Oklahoma, Texas and Florida.

Another thing you may notice at Sonic is our renowned carhop service. Many still skate, speeding their deliveries curbside with finesse and skill (not to mention high-tech four wheelers and in-line skates) that would make their predecessors proud. More important

Our carhops help ensure a level of service and attention, during and after the meal, that just can't be equaled by other quick-service restaurants.



than entertaining acrobatics, however, our carhops help ensure a level of service and attention, during and after the meal, that just can't be equaled by other quick-service restaurants.

Then there's the food. While much of the competition remains focused on burgers and fries, here you'll find an eclectic menu that extends the usual quick-serve selection with our unique, signature items. While we'll put our made-when-you-order No. 1 and No. 2 burgers up against any in the business, we also know that sometimes you just want something different for lunch or dinner, or crave an afternoon or after-dinner treat. That's why we also offer Extra-Long Cheese Coneys, Tater Tots, Toaster® sandwiches, freshly made Onion Rings, and Corn Dogs, along with soft drinks in endless flavor combinations from our Fountain Favorites® menu and an array of tasty desserts from our Frozen Favorites® menu. And, unlike other places, we don't mind special orders. In fact, we encourage our customers to be creative with their choices!

This year, with the final phase of our breakfast menu roll-out, we've brought that same innovative thinking to the morning day part, with a Sonic twist on the usual selections, like Breakfast Toaster™ sandwiches, Pancakes on a Stick, and Sonic Sunrise® drinks. Unlike other places that watch the clock, our breakfast menu, like everything else we make, is available all day long.

When it comes to our food, we think freshness and quality are just as important as variety. To ensure this, everything at Sonic is made when you order, using the freshest, highest-quality ingredients we can find. We think our customers can taste the difference, from freshly prepared sandwiches and tots to the real fruit in our shakes, drinks and desserts.



Meet Mr. Versatility

Bob White is a legend around Sonic. He knows as much about the chain as anyone - and he's never worked a day directly for the company. He has, however, been a key supply partner for almost 50 years. Bob's first contact with our company came in 1955 as a paper cup salesman to the Top Hat Drive-In. Years later, after joining Cardinal Paper, he was back on the account in an expanded role. Today, Bob devotes all his time to another Sonic supply partner, O Tray Corporation, a company he founded in 1979 after realizing the drawbacks of the aluminum carhop delivery trays of that era. In 1982, Bob designed and introduced the present version of plastic trays now in use across our chain.


Everything at Sonic is made when you order, using the freshest, highest-quality ingredients we can find. We think our customers can taste the difference.
SONIC
America's Drive-In

These unique characteristics - carhop service, a distinctive, made-when-you-order menu, and the incomparable drive-in setting - are our brand treasures. Positioning us as far from routine as you can get in QSR, these distinctions have set us apart for 50 years and have helped create the most differentiated brand in the industry. They remain as relevant today as they were to our customers in 1953.

At this point, you may be thinking: the first 50 years were great, but what do you do for an encore? Simply put, the answer involves a continual process of refining the multi-layered strategies that have been driving our growth for several years.

Of course, one of the basic levers that will shape our future is the continuation of our accelerated drive-in development program. Led by franchisees, we have opened more than 175 new drive-ins in each of the past six years, including a record 194 in fiscal 2003! In the coming year, we have a goal of adding 200 new locations, about 170 of which will be opened by franchisees. Moreover, we have a solid development pipeline to support these ambitions, and only eight of our 30 states have more than 100 locations, highlighting the ample opportunities we have to extend the Sonic brand going forward and continue to build our presence in both existing and new markets.



Lucky Number 13

In 1959, a group of 13 enterprising women defied superstition and formed the Lucky 13 Investment Club, and lucky they have been. Today, it is Oklahoma City's oldest investment club, having grown through the years to its maximum membership of 20 and providing a profitable, enlightening and entertaining pastime for its members across up-and-down markets. Ask the members why this is so and they will point out that their "legendary" stock-picking skills center on buying shares in companies that relate to their everyday lives. As one described the club's investment in Sonic, "A profitable Oklahoma-based company that sells great food - what more could we ask?" More Cherry Limeades, perhaps?

These plans for growth affect our operations - and our future - in several ways. First, they link directly with our strategies to increase average unit volume and stimulate same-store sales growth, ultimately driving profits higher and strengthening our brand awareness. To help us achieve these goals, we have steadily increased our media expenditures in recent years, reaching approximately $100 million in fiscal 2003. Next year, we plan to increase media expenditures even further to over $110



Here you'll find an eclectic menu that extends the usual quick-serve selection with our unique signature items. Now, we've brought that same innovative thinking to the morning day part.

million. And we'll devote an increasing proportion to network cable advertising, which has proven to be particularly effective in increasing advertising awareness and driving sales in developing markets.

Our development program also boosts franchise income. As our franchised drive-in restaurant base grows, we benefit from franchise fees on new locations. With increasing average unit volumes, our royalty income also grows because of our unique system for ascending royalty payments. Additionally, company-owned drive-in development provides cohesion for the growth of our brand over the long-term, while complementing our revenue growth and enhancing the balance of our operations.

The implementation of new day-part initiatives represents another important strategy to boost average unit volume. While we have been successful in building sales across the day, clearly the most ambitious of these deal with the morning day part and the three-year roll out of our breakfast menu. Our diversification into the morning day part is one more way we are working to keep the Sonic concept relevant to our customers, today and tomorrow, and we're pleased that breakfast already exceeds 10% of our total sales. Still, we view this as a long-term venture, which in combination with other new product news and day-part initiatives, should continue to provide a lift to sales in the years ahead.


SONIC
Team

The Ultimate Sonic Fan

Could there possibly be a Sonic customer more enthusiastic or dedicated than Beverly Harris? A teacher's aide for special needs kids who lives in Celina, Texas, yet visits the Frisco Sonic, she's been a Sonic customer since she was old enough to drive. Beverly goes to Sonic up to *four times a day*, has tried every item on the menu, and knows each of the 30 Frisco employees by name, including Mike Lewis, the Frisco manager pictured with Beverly. She's such a fixture at the Frisco drive-in, she even makes and gives gifts to employees during the holidays (and does so much more for these employees and their families throughout the year). We just couldn't let such loyalty go unrecognized, so in June 2003, as part of our 50th Birthday Party, we named Beverly our Ultimate Sonic Fan!

So, as we find ourselves at the crossroads of time, reviewing 50 years of accomplishment and growth, we also are looking ahead to the next 50 years with a sense of excitement and confidence. Through changing times and evolving consumer preferences, differentiation has been the constant in our success formula. By remaining true to our roots, we've built a strong, growing brand, and we have proven multi-layered strategies in place to keep Sonic growing.

Through changing times and evolving consumer preferences, differentiation has been the constant in our success formula.



System Highlights

Stores In Operation

Year	Stores
03	2,706
02	2,533
01	2,359
00	2,175
99	2,011

System-wide Average Sales Per Drive-In

(In thousands)

Year	Average Sales
03	$907
02	$906
01	$874
00	$853
99	$823

System-wide Sales

(In millions)

Year	Sales
03	$2,360
02	$2,205
01	$1,971
00	$1,779
99	$1,588

System-wide Marketing Expenditures

(In millions)

Year	Expenditures
03	$100
02	$ 90
01	$ 80
00	$ 68
99	$ 54

Selected Financial Data

	Year ended August 31,				
	2003	2002	2001	2000	1999
	(In thousands, except per share data)				
Income Statement Data:					
Company-owned restaurant sales	$ 371,518	$ 330,707	$ 267,463	$ 224,880	$ 210,419
Franchised restaurants:					
Franchise royalties	66,431	61,392	54,220	47,595	40,859
Franchise fees	4,674	4,020	4,408	3,717	3,468
Other	4,017	4,043	4,547	3,864	2,861
Total revenues	446,640	400,162	330,638	280,056	257,607
Cost of restaurant sales	277,366	242,193	195,338	163,570	155,521
Selling, general and administrative	35,426	33,444	30,602	27,894	25,543
Depreciation and amortization	29,223	26,078	23,855	20,287	18,464
Minority interest in earnings of restaurants	14,398	14,864	12,444	10,173	8,623
Provision for impairment of long-lived assets	727	1,261	792	951	1,519
Total expenses	357,140	317,840	263,031	222,875	209,670
Income from operations	89,500	82,322	67,607	57,181	47,937
Net interest expense	6,216	6,319	5,525	5,186	4,278
Income before income taxes	$ 83,284	$ 76,003	$ 62,082	$ 51,995	$ 43,659
Net income	$ 52,261	$ 47,692	$ 38,956	$ 32,627	$ 27,396
Income per share (1):					
Basic	$ 1.34	$ 1.19	$ .98	$ .81	$ .65
Diluted	$ 1.29	$ 1.13	$ .93	$ .78	$ .63
Weighted average shares used in calculation (1):					
Basic	38,977	40,156	39,849	40,396	42,409
Diluted	40,606	42,207	41,732	41,945	43,800
Balance Sheet Data:					
Working capital (deficit)	$ (3,157)	$ (12,942)	$ (3,335)	$ (6,371)	$ (7,743)
Property, equipment and capital leases, net	345,551	305,286	273,198	222,318	207,890
Total assets	486,119	405,356	358,000	278,371	256,677
Obligations under capital leases (including current portion)	27,929	12,938	13,688	7,299	8,048
Long-term debt (including current portion)	139,587	109,375	109,168	83,881	72,400
Stockholders' equity	265,398	230,670	200,719	155,263	149,755

(1) Adjusted for a 3-for-2 stock split in 2002 and 2000

Management's Discussion and Analysis

This annual report contains various "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements represent our expectations or belief concerning future events, including the following: any statements regarding future sales or expenses, any statements regarding the continuation of historical trends, and any statements regarding the sufficiency of our working capital and cash generated from operating and financing activities for our future liquidity and capital resources needs. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," and similar expressions are intended to identify forward-looking statements. We caution that those statements are further qualified by important economic and competitive factors that could cause actual results to differ materially from those in the forward-looking statements, including, without limitation, risks of the restaurant industry, including risks of food-borne illness, a highly competitive industry and the impact of changes in consumer spending patterns, consumer tastes, local, regional and national economic conditions, weather, demographic trends, traffic patterns, employee availability and cost increases. In addition, the opening and success of new restaurants will depend on various factors, including the availability of suitable sites for new restaurants, the negotiation of acceptable lease or purchase terms for new locations, permitting and regulatory compliance, our ability to manage the anticipated expansion and hire and train personnel, the financial viability of our franchisees, particularly multi-unit operators, and general economic and business conditions. Accordingly, such forward-looking statements do not purport to be predictions of future events or circumstances and may not be realized.

Results of Operations

Sonic derives its revenues primarily from company-owned restaurant sales and royalty payments from franchisees. We also receive revenues from initial franchise fees, area development fees, and the selling and leasing of signs and, in limited circumstances, real estate. In addition, Sonic owns and receives income from a minority interest in a few franchised restaurants. Costs of company-owned restaurant sales and minority interest in earnings of restaurants relate directly to company-owned restaurant sales. Other expenses, such as depreciation, amortization, and general and administrative expenses, relate to both company-owned restaurant operations, as well as our franchising operations. Our revenues and expenses are directly affected by the number and sales volumes of company-owned restaurants. Our revenues and, to a lesser extent, expenses are also affected by the number and sales volumes of franchised restaurants. Initial franchise fees and franchise royalties are directly affected by the number of franchised restaurant openings.

The following table sets forth the percentage relationship to total revenues, unless otherwise indicated, of certain items included in Sonic's statements of income. The table also sets forth certain restaurant data for the periods indicated.

Management's Discussion and Analysis

Percentage Results of Operations and Restaurant Data	Year ended August 31, 2003	2002	2001
		($ in thousands)	
Income Statement Data:			
Revenues:			
Company-owned restaurant sales	83.2%	82.7%	80.9%
Franchised restaurants:			
Franchise royalties	14.9	15.3	16.4
Franchise fees	1.0	1.0	1.3
Other	0.9	1.0	1.4
	100.0%	100.0%	100.0%
Costs and expenses:			
Company-owned restaurants [1]	74.7%	73.2%	73.0%
Selling, general and administrative	7.9	8.4	9.3
Depreciation and amortization	6.5	6.5	7.2
Minority interest in earnings of restaurants [1]	3.9	4.5	4.7
Provision for impairment of long-lived assets	0.2	0.3	0.2
Income from operations	20.0	20.6	20.4
Net interest expense	1.4	1.6	1.7
Net income	11.7	11.9	11.8
Restaurant Operating Data:			
Restaurant count [2]:			
Company-owned restaurants	497	452	393
Franchised restaurants	2,209	2,081	1,966
Total restaurants	2,706	2,533	2,359
System-wide restaurants [3]:			
Core markets	1,977	1,888	1,801
Developing markets	729	645	558
All markets	2,706	2,533	2,359
System-wide sales [3]	$ 2,360,360	$ 2,205,269	$ 1,971,477
Percentage increase [4]	7.0%	11.9%	10.8%
Average sales per restaurant:			
Company-owned	$ 799	$ 791	$ 772
Franchise	929	935	899
System-wide [3]:			
Core markets	947	939	902
Developing markets	802	819	801
All markets	907	906	874
Change in comparable restaurant sales [5]:			
Company-owned	0.0%	1.7%	1.8%
Franchise	-0.3	3.2	1.8
System-wide [3]:			
Core markets	1.1	4.3	2.8
Developing markets	-5.1	-2.3	-2.0
All markets	-0.3	3.0	1.8

(1) As a percentage of company-owned restaurant sales.
(2) Number of restaurants open at end of year.
(3) System-wide restaurant count and sales include both company-owned and franchise information. Management believes that system-wide information is useful in analyzing the growth of the brand as well as the company's revenues since franchisees pay royalties based on a percentage of sales.
(4) Represents percentage increase from the comparable period in the prior year.
(5) Represents percentage change for stores open since the beginning of fiscal year 2002 for company-owned restaurants and stores open for a minimum of one year for franchise restaurants and system-wide restaurants.

Management's Discussion and Analysis

Comparison of Fiscal Year 2003 to Fiscal Year 2002. Total revenues increased 11.6% to $446.6 million during fiscal year 2003 from $400.2 million during fiscal year 2002. Company-owned restaurant sales increased 12.3% to $371.5 million during fiscal year 2003 from $330.7 million during fiscal year 2002. Of the $40.8 million net increase, $41.1 million was due to the net addition of 104 company-owned restaurants since the beginning of fiscal year 2002, ($53.6 million from the addition of 75 newly constructed restaurants and 77 acquired restaurants since the beginning of fiscal year 2002 less $12.5 million from 48 stores sold or closed during the same period). The increase in company-owned restaurant sales from the net addition of restaurants was partially offset by slight sales decreases in the amount of $0.3 million by stores open the full reporting periods of fiscal years 2003 and 2002.

Franchise royalties increased 8.2% to $66.4 million during fiscal year 2003, compared to $61.4 million during fiscal year 2002. Of the $5.0 million increase, approximately $3.9 million was attributable to an increase in the number of franchise restaurants operating in fiscal year 2003 compared to fiscal year 2002. The balance of the increase resulted from an increase in the effective royalty rate from 3.27% in fiscal year 2002 to 3.34% in fiscal year 2003 as substantially all of the new stores opened under the newest license agreement, which has a higher average royalty rate. In addition, each of our license agreements contains an ascending royalty rate feature that allows the royalty rate to increase as sales volumes increase. Franchise fees increased 16.3% to $4.7 million as 159 franchise drive-ins opened during fiscal year 2003 as compared to 142 during fiscal year 2002.

We expect total revenues to grow during fiscal year 2004 by approximately 13% to 15% based on targeted same-store sales growth of 1% to 3% as well as the addition of approximately 190 to 200 new drive-ins (25 to 30 company-owned and 165 to 170 franchised locations). We anticipate that the continued benefit of the ascending royalty rate and new franchise store openings will result in $6.0 to $7.0 million in incremental franchise income (royalties and fees) in fiscal year 2004. In addition, substantially all new drive-ins will open under our newest form of license agreement which contains a higher average royalty rate and initial opening fee.

Restaurant cost of operations, as a percentage of company-owned restaurant sales, was 74.7% during fiscal year 2003 compared to 73.2% during fiscal year 2002. Food and packaging costs, as a percentage of company-owned restaurant sales remained flat at 26.0% of company-owned restaurant sales as a result of a generally favorable commodity environment including lower unit level costs for several items including beef and dairy costs. The decrease in unit level costs was offset by a slight increase in discounting from standard menu prices during the year. Payroll and employee benefits, as a percentage of company-owned restaurant sales, increased 86 basis points to 29.6% of sales as a result of an increased investment in store level labor and higher worker's compensation and health insurance costs. We continued to invest in management infrastructure at the store level as we rolled out breakfast to the remaining 50% of our stores in fiscal year 2003. We believe that this investment will not only help breakfast be successful but will also lay an important foundation for growing our average unit volumes over time. Other operating expenses, as a percentage of company-owned restaurant sales, increased 52 basis points primarily as a result of the lack of growth in average store volumes, an increase in the rate of advertising contributions in preparation for the breakfast rollout and rent expense related to the acquisition of franchise drive-ins where the franchisee retained the real estate. Minority interest in earnings of restaurants decreased, as a percentage of company-owned restaurant sales, to 3.9% during fiscal year 2003, compared to 4.5% during fiscal year 2002 as a result of the decline in our restaurant-level margins. Most of the managers and supervisors of company-owned restaurants own a minority interest in the restaurants, and a substantial portion of their compensation flows through the minority interest in earnings of restaurants.

Looking forward, we expect restaurant cost of operations, as a percentage of company-owned restaurant sales, to increase in the range of 50 basis points as a result of the increased investment in store-level operations for the first half of fiscal year 2004 and upward pressure on food costs notably dairy and beef costs. We continue to look for ways to strengthen our partnership program which may include greater ownership for store-level partners. However, since we expect store-level margins to decrease in fiscal year 2004, minority interest in earnings of restaurants is expected to remain flat or decline as a percentage of company-owned restaurant sales.

Selling, general and administrative expenses decreased, as a percentage of total revenues, to 7.9% during fiscal year 2003, compared with 8.4% during fiscal year 2002 as a result of the leverage of operating at higher sales volumes. We expect selling, general and administrative expenses to grow in the range of 8% to 10% in fiscal year 2004 while continuing to decline as a percentage of total revenues. We anticipate that a significant portion of our future revenue growth will be attributable to company-owned restaurants. Company-owned restaurants require a lower level of selling, general and administrative expenses, as a percentage of revenues, than our franchising operations since most expenses of company-owned restaurant operations are reflected in restaurant cost of operations and minority interest in restaurant operations.

Depreciation and amortization expense increased 12.1% to $29.2 million during fiscal year 2003 compared to $26.1 million in fiscal year 2002, while remaining flat as a percentage of total revenue. The increase in depreciation resulted primarily from new drive-in development and store acquisitions in the third fiscal quarter of 2003. Looking forward, we expect depreciation to grow by approximately 10% for fiscal year 2004, including a higher rate of growth in the first half of the year as a result of restaurants acquired in the San Antonio market. See Note 1 of the Notes to Consolidated Financial Statements for additional information regarding the San Antonio acquisition.

During fiscal year 2002, two drive-ins in developing markets became impaired under the guidelines of FAS 121 - "Accounting for the Impairment of Long-Lived Assets" and estimates were revised on two stores which were previously impaired under FAS 121. As a result, a provision for impairment of long-lived assets of $1.3 million was recorded for the drive-ins' carrying cost in excess of its estimated fair value. We adopted FAS 144 - "Accounting for the Impairment or Disposal of Long-Lived Assets," which superceded FAS 121, effective at the beginning of fiscal year 2003. During fiscal year 2003, two drive-ins became impaired under the guidelines of FAS 144, which resulted in a provision for impairment of $0.7 million to reduce the drive-ins' carrying cost to estimated fair value. We continue to perform quarterly analyses of certain underperforming restaurants. It is reasonably possible that the estimate of future cash flows associated with these restaurants may change in the near future resulting in the need to write-down assets associated with one or more of these restaurants to fair value.

Income from operations increased 8.7% to $89.5 million during fiscal year 2003 from $82.3 million during fiscal year 2002, due primarily to the growth in revenues and other matters discussed above.

Net interest expense in fiscal year 2003 declined 1.6% to $6.2 million from $6.3 million in fiscal year 2002. The year-over-year decline in short-term interest rates combined with the refinancing of $20.0 million in senior notes more than offset the effect of the increase in amounts outstanding under the line of credit resulting from additional borrowings to fund share repurchases of $26.5 million and capital expenditures of $90.0 million, including $35.6 million for acquisitions. Going forward, we expect interest expense to continue to decline, particularly in the latter part of fiscal year 2004, depending on the level of share repurchases and acquisition activity.

Provision for income taxes reflects an effective federal and state tax rate of 37.25% for fiscal year 2003 and 2002. Net income increased 9.6% to $52.3 million during fiscal year 2003 from $47.7 million in fiscal year 2002. Diluted earnings per share increased to $1.29 per share during fiscal year 2003, compared to $1.13 per share during fiscal year 2002, for an increase of 14.2%.

Comparison of Fiscal Year 2002 to Fiscal Year 2001. Total revenues increased 21.0% to $400.2 million during fiscal year 2002 from $330.6 million in fiscal year 2001. Company-owned restaurant sales increased 23.6% to $330.7 million during fiscal year 2002 from $267.5 million in fiscal year 2001. Of the $63.2 million increase, $58.9 million was due to the net addition of 140 company-owned restaurants since the beginning of fiscal year 2001 ($61.4 million from the addition of 74 newly constructed restaurants and 75 acquired restaurants since the beginning of fiscal year 2001, less $2.5 million from nine stores sold or closed during the same period). Average sales increases of approximately 1.7% by stores open the full reporting periods of fiscal year 2002 and 2001 accounted for $4.3 million of the increase.

Franchise royalties increased 13.2% to $61.4 million during fiscal year 2002, compared to $54.2 million in fiscal year 2001. Of the $7.2 million increase, approximately $3.9 million was attributable to franchise same-store sales growth of 3.2% combined with an increase in the effective royalty rate from 3.18% in fiscal year 2001 to 3.27% in fiscal year 2002. Each of our license agreements contains an ascending royalty rate feature whereby the royalty rate increases as sales volumes increase. The balance of the increase resulted from an increase in the number of franchise restaurants operating in fiscal year 2002 compared to fiscal year 2001. Franchise fees decreased 8.8% as 142 franchise drive-ins opened during fiscal year 2002 as compared to 157 in fiscal year 2001. However, the average franchise fee increased as a greater percentage of stores opened under the newest form of license agreement, which has a higher franchise fee and royalty rate.

Restaurant cost of operations, as a percentage of company-owned restaurant sales, was 73.2% during fiscal year 2002 compared to 73.0% in fiscal year 2001. Food and packaging costs, as a percentage of company-owned restaurant sales, remained flat as lower than expected beef costs and a moderation in dairy costs were offset by slightly increased discounting from standard menu prices. Payroll and employee benefits, as a percentage of company-owned restaurant sales, increased 40 basis points as a result of an increase in average wage rates, increased investment in store-level labor as a part of the our commitment to outstanding customer service, and an increase in training and store-level management for the rollout of the breakfast program to a significant number of restaurants. Other operating expenses, as a percentage of company-owned restaurant sales, decreased 13 basis points primarily as a result of the leverage of higher sales volumes and improvements in utility costs. Minority interest in earnings of restaurants decreased, as a percentage of company-owned restaurant sales, to 4.5% during fiscal year 2002, compared to 4.7% in fiscal year 2001 as a result of the decline in overall restaurant-level margins.

Selling, general and administrative expenses decreased, as a percentage of total revenues, to 8.4% during fiscal year 2002, compared with 9.3% in fiscal year 2001 as a result of the leverage of operating at higher sales volumes. Depreciation and amortization expense increased 9.3% to $26.1 million during fiscal year 2002 compared to 17.6% in fiscal year 2001 while declining as a percentage of revenue to 6.5% as compared to 7.2% the prior year. The increase in depreciation resulted primarily from new drive-in development and store acquisitions in the third fiscal quarter of 2002. The company adopted SFAS No. 142, "Goodwill and Other Intangible Assets," effective September 1, 2001 which resulted in a reduction in amortization expense of $2.2 million during fiscal year 2002 as compared to fiscal year 2001, excluding any related tax effects.

During fiscal year 2002, two drive-ins in developing markets became impaired under the guidelines of FAS 121 – "Accounting for the Impairment of Long-Lived Assets," and estimates were revised on three stores which were previously impaired under FAS 121. As a result, a provision for impairment of long-lived assets of $1.3 million was recorded for the drive-ins' carrying cost in excess of their estimated fair value. During fiscal year 2001, two drive-ins became impaired under FAS 121 resulting in an impairment of $0.8 million.

Income from operations increased 21.8% to $82.3 million during fiscal year 2002 from $67.6 million in fiscal year 2001 due primarily to the growth in revenues and other matters discussed above.

Net interest expense during fiscal year 2002 increased 14.4% to $6.3 million from $5.5 million in fiscal year 2001. This increase was the result of additional borrowings to fund share repurchases of $26.0 million and capital expenditures of $71.1 million, including $20.5 million for acquisitions.

Provision for income taxes reflects an effective federal and state tax rate of 37.25% for fiscal year 2002 and 2001. Net income increased 22.4% to $47.7 million in fiscal year 2002 compared to $39.0 million in fiscal year 2001. Diluted earnings per share increased to $1.13 per share during fiscal year 2002, compared to $0.93 per share in fiscal year 2001, for an increase of 21.5%.

Liquidity and Sources of Capital

Net cash provided by operating activities increased $6.7 million or 8.1% in fiscal year 2003 as compared to the same period in fiscal year 2002, primarily as the result of the increase in operating profit before depreciation and amortization, partially offset by the gain on disposition of assets and the provision for deferred income taxes.

We opened 35 newly-constructed restaurants and acquired a net of 11 existing restaurants from franchisees in fiscal year 2002. We funded total capital additions for fiscal year 2003 of $90.0 million, which included the cost of newly-opened restaurants, new equipment for existing restaurants, retrofits of existing restaurants, restaurants under construction, acquired restaurants, and other capital expenditures, from cash generated by operating activities and through borrowings under our line of credit. During fiscal year 2003, we purchased the real estate for 22 of the 87 newly-constructed and acquired restaurants. We expect to own the land and building for most of our future newly-constructed restaurants.

We repurchased approximately 1.2 million shares of common stock under our stock repurchase program during fiscal year 2003 at an aggregate cost of $26.5 million. Our Board of Directors expanded the stock repurchase program in August 2003, increasing the funds authorized for the repurchase of the company's common stock to $50.0 million and extended the term of the program to December 31, 2004. As of August 31, 2003, our total cash balance of $13.2 million reflected the impact of the cash generated from operating activities, borrowing activity, and capital expenditures mentioned above.

We had an agreement with a group of banks which provided the company with an $80.0 million line of credit expiring in July of 2004. On April 23, 2003, we amended the bank line of credit agreement to increase the maximum borrowing commitment from $80.0 to $125.0 million and extend the maturity of the agreement by two years to July 2006. The company refinanced $20.0 million of long-term debt, which matured on April 1, 2003, under its senior unsecured notes with amounts available under its line of credit. We plan to use the line of credit to finance the opening of newly-constructed restaurants, acquisitions of existing restaurants, purchases of the company's common stock and for other general corporate purposes. As of August 31, 2003, our outstanding borrowings under the line of credit were $79.3 million, at an effective borrowing rate of 2.8%, as well as $0.7 million in outstanding letters of credit. The amount available under the line of credit as of August 31, 2003, was $45.0 million. See Note 9 of the Notes to Consolidated Financial Statements for additional information regarding the company's long-term debt.

We plan capital expenditures of $50.0 million in fiscal year 2004, excluding potential acquisitions and share repurchases. These capital expenditures primarily relate to the development of additional company-owned restaurants, stall additions, relocations of older restaurants, store equipment upgrades, and enhancements to existing financial and operating information systems. We expect to fund these capital expenditures through borrowings under our existing line of credit and cash flow from operations. We expect to generate free cash flow (which we define as net income plus depreciation and amortization less capital expenditures, other than franchise acquisitions and share repurchases) of $40 million to $45 million during fiscal 2004. The company has long-term debt maturing in fiscal years 2004, 2005 and 2006 of $0.1 million, $34.6 million and $83.9 million, respectively. We expect to refinance amounts maturing in 2005 under the senior unsecured notes with our line of credit and plan to extend the line of credit maturing in 2006 under existing renewal options and to increase the amount available as needed. We believe that existing cash and funds generated from operations, as well as borrowings under the line of credit, will meet the company's needs for the foreseeable future.

We entered into an agreement with certain franchisees during fiscal year 2003, which provides them with the option to sell 50 restaurants to us anytime during the period commencing January 1, 2004 and ending June 30, 2005. We estimate that the cost of the acquisition, if it were to occur, would be in the range of $31 to $37 million and anticipate that the acquisition would be funded through operating cash flows and borrowings under the company's existing line of credit.

Contractual Obligations and Commitments

In the normal course of business, Sonic enters into purchase contracts, lease agreements and borrowing arrangements. Our commitments and obligations as of August 31, 2003, are summarized in the following table:

	Payments Due by Period (In thousands)				
Contractual Obligations	Total	Less than 1 year	1 - 3 years	3 - 5 Years	More than 5 years
Long-term Debt	$ 139,587	$ 82	$ 118,555	$ 8,186	$ 12,764
Capital Leases	44,533	3,711	7,022	6,555	27,245
Operating Leases	114,982	9,081	18,116	17,612	70,173
Vendor Purchase Agreements	44,632	44,632	-	-	-
Total	$ 343,734	$ 57,506	$ 143,693	$ 32,353	$ 110,182

Impact of Inflation

Though increases in labor, food or other operating costs could adversely affect our operations, we do not believe that inflation has had a material effect on income during the past several years.

Seasonality

We do not expect seasonality to affect operations in a materially adverse manner. Our results during our second fiscal quarter (the months of December, January and February) generally are lower than other quarters because of the climate of the locations of a number of company-owned and franchised restaurants.

Critical Accounting Policies and Estimates

The Consolidated Financial Statements and Notes to Consolidated Financial Statements contain information that is pertinent to management's discussion and analysis. The preparation of financial statements in conformity with generally accepted accounting principles requires management to use its judgment to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. These assumptions and estimates could have a material effect on the company's Financial Statements. We evaluate our assumptions and estimates on an ongoing basis based on historical experience and various other factors that are believed to be relevant under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

We annually review our financial reporting and disclosure practices and accounting policies to ensure that our financial reporting and disclosures provide accurate and transparent information relative to the current economic and business environment. We believe that of our significant accounting policies (see Note 1 of Notes to Consolidated Financial Statements), the following policies involve a higher degree of risk, judgment and/or complexity.

Impairment of Long-Lived Assets. We review each restaurant for impairment when events or circumstances indicate it might be impaired. We test for impairment using historical cash flows and other relevant facts and circumstances as the primary basis for our estimates of future cash flows. This process requires the use of estimates and assumptions, which are subject to a high degree of judgment. In addition, at least annually we assess the recoverability of goodwill and other intangible assets related to our brand and restaurants. These impairment tests require us to estimate fair values of our brand and our restaurants by making assumptions regarding future cash flows and other factors. If these assumptions change in the future, we may be required to record impairment charges for these assets.

Ownership Program/Allowance for Uncollectible Notes and Accounts Receivable. Our restaurant philosophy stresses an ownership relationship with supervisors and drive-in managers. Most supervisors and managers of company-owned restaurants own an equity interest in the restaurant, which is financed by the company. These notes are typically financed for a term of five years, bear interest at market rates, and are secured by the partner's equity interest. We evaluate whether the partner notes are collectible and make estimates of bad debts based on the restaurant's financial performance and collection history with individual partners. If an individual restaurant's performance declines, the probability of default by the partners is increased. Supervisors and managers are not employees of Sonic or of the restaurant in which they have an ownership interest.

The investments made by managers and supervisors in each partnership or limited liability company are accounted for as minority interests in the financial statements. The ownership agreements contain provisions, which give Sonic the right, but not the obligation, to purchase the minority interest of the supervisor or manager in a restaurant. The amount of the investment made by a partner and the amount of the buy-out are based on a number of factors, primarily upon the restaurant's financial performance for the preceding 12 months, and are intended to approximate the fair value of a minority interest in the restaurant. Such payments are accounted for under the purchase method of accounting.

We collect royalties from franchisees and provide for estimated losses for receivables that are not likely to be collected. General allowances for uncollectible receivables are estimated based on historical trends. Although we have a good relationship with our franchisees and collection rates are currently high, if average sales or the financial health of franchisees were to deteriorate, we may have to increase reserves against collection of franchise revenues.

Contingency Reserves. From time to time, we are involved in various legal proceedings and have certain unresolved claims pending involving taxing authorities, franchisees, suppliers, employees and competitors. We are required to assess the likelihood of any adverse judgments or outcomes to these matters as well as estimate potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each issue. In addition, our estimate of probable losses may change in the future due to new developments or changes in approach such as a change in settlement strategy in dealing with these matters. We believe that all claims currently pending are either adequately covered by insurance or would not have a material adverse effect on the company's business or financial condition.

Advertising. Under our license agreements, each drive-in, either company-owned or franchise, must contribute a minimum percentage of revenues to a national media production fund (Sonic Advertising Fund) and spend an additional minimum percentage of gross revenues on local advertising, either directly or through company-required participation in advertising cooperatives. A portion of the local advertising contributions is redistributed to a System Marketing Fund, which purchases advertising on national cable and broadcast networks and other national media and sponsorship opportunities.

As stated in the terms of existing license agreements, these funds do not constitute assets of the company and the company acts with limited agency in the administration of these funds. Accordingly, neither the revenues and expenses nor the assets and liabilities of the advertising cooperatives, the Sonic Advertising Fund, or the System Marketing Fund are included in the company's consolidated financial statements. However, all advertising contributions by company-owned restaurants are recorded as an expense in the company's financial statements.

Revenue Recognition Related to Franchise Fees and Royalties. Initial franchise fees are nonrefundable and are recognized in income when all material services or conditions relating to the sale of the franchise have been substantially performed or satisfied by the company. Area development fees are nonrefundable and are recognized in income on a pro-rata basis when the conditions for revenue recognition under the individual development agreements are met. Both initial franchise fees and area development fees are generally recognized upon the opening of a franchise drive-in or upon termination of the agreement between the company and the franchisee.

Our franchisees are required under the provisions of the license agreements to pay the company royalties each month based on a percentage of actual net royalty sales. However, the royalty payments and supporting financial statements are not due until the 20th of the following month. As a result, we accrue royalty revenue in the month earned based on estimates of franchise store sales. These estimates are based on actual sales at company-owned stores and projections of average unit volume growth at franchise stores.

Income Taxes. We provide for income taxes based on our estimate of federal and state tax liability. In making this estimate, we consider the impact of legislative and judicial developments. As these developments evolve, we will update our estimate which could result in an adjustment to the tax rate.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk from changes in interest rates on debt and notes receivable, as well as changes in commodity prices.

Our exposure to interest rate risk currently consists of our Senior Notes, outstanding line of credit, and notes receivable. The Senior Notes bear interest at fixed rates which average 6.8%. The aggregate balance outstanding under the Senior Notes as of August 31, 2003 was $60.0 million. Should interest rates increase or decrease, the estimated fair value of these notes would decrease or increase, respectively. As of August 31, 2003, the estimated fair value of the Senior Notes exceeded the carrying amount by approximately $2.8 million. The line of credit bears interest at a rate benchmarked to U.S. and European short-term interest rates. The balance outstanding under the line of credit was $79.3 million as of August 31, 2003. We have made certain loans to our store operating partners and franchisees totaling $13.3 million as of August 31, 2003. The interest rates on these notes are generally between 8.5% and 10.5%. We believe the fair market value of these notes approximates their carrying amount. The impact on our results of operations of a one percent interest rate change on the outstanding balances under the line of credit as of the end of fiscal year 2003 would be approximately $0.6 million.

The company and its franchisees purchase certain commodities such as beef, potatoes, chicken and dairy products. These commodities are generally purchased based upon market prices established with vendors. These purchase arrangements may contain contractual features that limit the price paid by establishing price floors or caps; however, we have not made any long-term commitments to purchase any minimum quantities under these arrangements. We do not use financial instruments to hedge commodity prices because these purchase agreements help control the ultimate cost and any commodity price fluctuations are generally short term in nature.

This market risk discussion contains forward-looking statements. Actual results may differ materially from this discussion based upon general market conditions and changes in financial markets.

Consolidated Balance Sheets

	August 31, 2003	August 31, 2002
	(In thousands)	
Assets		
Current assets:		
Cash and cash equivalents	$ 13,210	$ 8,951
Accounts and notes receivable, net	16,990	13,755
Net investment in direct financing leases	943	802
Inventories	2,713	2,274
Deferred income taxes	1,210	481
Prepaid expenses	1,964	3,710
Total current assets	37,030	29,973
Notes receivable, net	9,650	8,529
Net investment in direct financing leases	6,823	7,137
Property, equipment and capital leases, net	345,551	305,286
Goodwill, net	78,962	46,826
Trademarks, trade names and other intangibles, net	6,481	6,755
Other assets, net	1,622	850
Total assets	$ 486,119	$405,356
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable	$ 6,939	$ 6,799
Deposits from franchisees	2,060	1,015
Accrued liabilities	29,614	34,029
Long-term debt and obligations under capital leases due within one year	1,574	1,072
Total current liabilities	40,187	42,915
Obligations under capital leases due after one year	26,437	11,991
Long-term debt due after one year	139,505	109,250
Other noncurrent liabilities	7,863	5,807
Deferred income taxes	6,729	4,723
Commitments and contingencies (Notes 6, 7, 14, and 15)		
Stockholders' equity:		
Preferred stock, par value $.01; 1,000,000 shares authorized; none outstanding	-	-
Common stock, par value $.01; 100,000,000 shares authorized; shares issued 49,180,560 in 2003 and 48,477,652 in 2002	492	485
Paid-in capital	95,546	86,563
Retained earnings	288,387	236,126
	384,425	323,174
Treasury stock, at cost; 9,963,932 shares in 2003 and 8,736,701 shares in 2002	(119,027)	(92,504)
Total stockholders' equity	265,398	230,670
Total liabilities and stockholders' equity	$ 486,119	$405,356

See accompanying notes.

Consolidated Statements of Income

	Year ended August 31,		
	2003	2002	2001
	(In thousands, except per share data)		
Revenues:			
Company-owned restaurant sales	$ 371,518	$ 330,707	$ 267,463
Franchised restaurants:			
Franchise royalties	66,431	61,392	54,220
Franchise fees	4,674	4,020	4,408
Other	4,017	4,043	4,547
	446,640	400,162	330,638
Costs and expenses:			
Company-owned restaurants:			
Food and packaging	96,568	85,838	69,609
Payroll and other employee benefits	110,009	95,085	75,822
Other operating expenses	70,789	61,270	49,907
	277,366	242,193	195,338
Selling, general and administrative	35,426	33,444	30,602
Depreciation and amortization	29,223	26,078	23,855
Minority interest in earnings of restaurants	14,398	14,864	12,444
Provision for impairment of long-lived assets and other	727	1,261	792
	357,140	317,840	263,031
Income from operations	89,500	82,322	67,607
Interest expense	7,464	7,406	6,628
Interest income	(1,248)	(1,087)	(1,103)
Net interest expense	6,216	6,319	5,525
Income before income taxes	83,284	76,003	62,082
Provision for income taxes	31,023	28,311	23,126
Net income	$ 52,261	$ 47,692	$ 38,956
Basic income per share	$ 1.34	$ 1.19	$ .98
Diluted income per share	$ 1.29	$ 1.13	$ .93

See accompanying notes.

Consolidated Statements of Stockholders' Equity

	Common Stock		Paid-in	Retained	Treasury Stock	
	Shares	Amount	Capital	Earnings	Shares	Amount
			(In thousands)			
Balance at August 31, 2000	31,325	$ 313	$ 69,786	$ 149,478	4,953	$ (64,314)
Exercise of common stock options	589	6	5,827	–	–	–
Tax benefit related to exercise of employee stock options	–	–	2,814	–	–	–
Purchase of treasury stock	–	–	–	–	76	(2,147)
Net income	–	–	–	38,956	–	–
Balance at August 31, 2001	31,914	319	78,427	188,434	5,029	(66,461)
Exercise of common stock options	512	5	4,823	–	–	–
Tax benefit related to exercise of employee stock options	–	–	3,474	–	–	–
Purchase of treasury stock	–	–	–	–	1,033	(26,043)
Three-for-two stock split	16,052	161	(161)	–	2,675	–
Net income	–	–	–	47,692	–	–
Balance at August 31, 2002	48,478	485	86,563	236,126	8,737	(92,504)
Exercise of common stock options	703	7	5,671	–	–	–
Tax benefit related to exercise of employee stock options	–	–	3,312	–	–	–
Purchase of treasury stock	–	–	–	–	1,227	(26,523)
Net income	–	–	–	52,261	–	–
Balance at August 31, 2003	49,181	$ 492	$ 95,546	$ 288,387	9,964	$(119,027)

See accompanying notes.

Consolidated Statements of Cash Flows

	Year ended August 31,		
	2003	2002	2001
	(In thousands)		
Cash flows from operating activities			
Net income	$ 52,261	$ 47,692	$ 38,956
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	28,542	25,531	21,186
Amortization	681	547	2,669
Gains on dispositions of assets	(1,149)	(179)	(936)
Amortization of franchise and development fees	(4,675)	(4,020)	(4,408)
Franchise and development fees collected	4,791	4,116	4,702
Provision (benefit) for deferred income taxes	1,277	2,895	(1,471)
Provision for impairment of long-lived assets	727	1,261	792
Tax benefit related to exercise of employee stock options	3,312	3,474	2,814
Other	(141)	380	212
(Increase) decrease in operating assets:			
Accounts and notes receivable	(3,291)	(1,152)	(1,228)
Inventories and prepaid expenses	1,666	(2,530)	(308)
Increase (decrease) in operating liabilities:			
Accounts payable	1,098	(1,235)	590
Accrued and other liabilities	5,112	6,703	2,129
Total adjustments	37,950	35,791	26,743
Net cash provided by operating activities	90,211	83,483	65,699
Cash flows from investing activities			
Purchases of property and equipment	(54,417)	(50,572)	(61,499)
Acquisition of businesses, net of cash received	(35,557)	(20,505)	(29,120)
Investments in direct financing leases	(654)	(893)	(862)
Collections on direct financing leases	1,074	810	850
Proceeds from dispositions of assets	9,151	4,072	2,911
Increase in intangibles and other assets	(4,395)	(1,234)	(2,183)
Net cash used in investing activities	(84,798)	(68,322)	(89,903)
Cash flows from financing activities			
Proceeds from long-term borrowings	171,523	115,275	238,685
Payments on long-term debt	(141,310)	(115,083)	(213,929)
Purchases of treasury stock	(35,252)	(17,137)	(1,843)
Payments on capital lease obligations	(1,793)	(887)	(744)
Exercises of stock options	5,678	4,651	5,529
Net cash provided by (used in) financing activities	(1,154)	(13,181)	27,698
Net increase in cash and cash equivalents	4,259	1,980	3,494
Cash and cash equivalents at beginning of the year	8,951	6,971	3,477
Cash and cash equivalents at end of the year	$ 13,210	$ 8,951	$ 6,971
Supplemental cash flow information			
Cash paid during the year for:			
Interest (net of amounts capitalized of $481, $433 and $732, respectively)	$ 7,996	$ 7,641	$ 6,339
Income taxes (net of refunds)	24,002	19,190	22,203
Additions to capital lease obligations	16,783	137	7,346
Accounts and notes receivable and decrease in capital lease obligations from property and equipment sales	1,352	1,650	945
Obligation to acquire treasury stock	-	8,729	-
Stock options exercised by stock swap	904	177	304

See accompanying notes.

Notes to Consolidated Financial Statements

August 31, 2003, 2002 and 2001 (In thousands, except share data)

1. Summary of Significant Accounting Policies

Operations

Sonic Corp. (the "company") operates and franchises a chain of quick-service drive-in restaurants in the United States. It derives its revenues primarily from company-owned restaurant sales and royalty fees from franchisees. The company also leases signs and real estate, and owns a minority interest in several franchised restaurants. The company grants credit to its operating partners and its franchisees, all of whom are in the restaurant business. Substantially all of the notes receivable and direct financing leases are collateralized by real estate or equipment.

From time to time, the company purchases existing franchised restaurants with proven track records in core markets from franchisees and other minority investors as a means to deploy excess cash generated from operating activities and provide a foundation for future earnings growth. On April 1, 2001, the company acquired 35 existing franchised restaurants located in the Tulsa, Oklahoma market from a franchisee and other minority investors. The acquisitions were accounted for under the purchase method of accounting, with the results of operations of these restaurants included with that of the company's commencing April 1, 2001. The company's cash acquisition cost, prior to post-closing adjustments, of approximately $21.9 million consisted of the drive-ins' operating assets ($0.2 million), equipment ($4.4 million) and goodwill ($17.3 million, which is expected to be fully deductible for tax purposes). The company also entered into long-term real estate leases on each of these drive-in restaurants, which have future minimum rental payments aggregating $1.8 million annually over the next 15 years ($5.1 million of which was recorded as capital leases related to the buildings). The company funded this acquisition through operating cash flows and borrowings under its existing $80.0 million bank line of credit.

On April 1, 2002, the company acquired 23 existing franchised restaurants located in the Wichita, Kansas market from a franchisee and other minority investors. The acquisitions were accounted for under the purchase method of accounting, with the results of operations of these restaurants included with that of the company's commencing April 1, 2002. The company's cash acquisition cost, prior to post-closing adjustments, of approximately $19.4 million consisted of real estate ($10.7 million), equipment ($1.7 million) and goodwill ($7.0 million, which is expected to be fully deductible for tax purposes). The company funded this acquisition through operating cash flows and borrowings under its existing $80.0 million bank line of credit.

On May 1, 2003, the company acquired 51 existing restaurants located in the San Antonio, Texas market from its franchisees for cash consideration of approximately $34.6 million, prior to post closing adjustments. The acquisitions were accounted for under the purchase method of accounting. The company also entered into long-term lease agreements on each of the acquired restaurants, which have future minimum rental payments aggregating $3.5 million annually. The following condensed balance sheet reflects the amount assigned to each major asset and liability category as of the acquisition date:

	As of May 1, 2003
Current assets	$ 322
Property and equipment	7,250
Goodwill	26,995
Total assets acquired	$ 34,567

August 31, 2003, 2002 and 2001 (In thousands, except share data)

The company did not assume any liabilities in connection with the acquisition and expects the amount assigned to goodwill to be fully deductible for tax purposes. The results of operations of these restaurants were included with that of the company's commencing May 1, 2003. If the acquisition had been completed as of the beginning of fiscal year 2002, pro forma revenues, net income and basic and diluted earnings per share would have been as follows for the years ending August 31:

	2003	2002
Revenues	$ 475,052	$446,838
Net income	$ 53,235	$ 50,115
Net income per share:		
Basic	$ 1.37	$ 1.25
Diluted	$ 1.31	$ 1.19

The company completed the sale of 41 company-owned restaurants to franchisees during fiscal year 2003, the majority of which were located in developing markets. A total of eight restaurants were sold in January 2003, eight were sold in April 2003, 15 were sold in May 2003, and the balance were sold at various times during fiscal year 2003. The company recognized a net gain of $1.6 million in other revenues resulting from the dispositions of these restaurants.

Principles of Consolidation

The accompanying financial statements include the accounts of the company, its wholly-owned subsidiaries and its majority-owned, company-operated restaurants, organized as general partnerships and limited liability companies. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported and contingent assets and liabilities disclosed in the financial statements and accompanying notes. Actual results may differ from those estimates, and such differences may be material to the financial statements.

Inventories

Inventories consist principally of food and supplies which are carried at the lower of cost (first-in, first-out basis) or market.

Property, Equipment and Capital Leases

Property and equipment are recorded at cost, and leased assets under capital leases are recorded at the present value of future minimum lease payments. Depreciation of property and equipment and capital leases are computed by the straight-line method over the estimated useful lives or initial terms of the leases, respectively, and are combined for presentation in the financial statements.

Accounting for Long-Lived Assets

The company reviews long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable. Assets are grouped and evaluated for impairment at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets, which generally represents the individual restaurant. The company's primary test for an indicator of potential impairment is operating losses. If an indication of impairment is determined to be present, the company estimates the future cash flows expected to be generated from the use of the asset and its eventual disposal. If the sum of undiscounted future cash flows is less than the carrying amount of the asset, an impairment loss is recognized. The impairment loss is measured by comparing the fair value of the asset to its carrying amount. The fair value of the asset is measured by calculating the present value of estimated future cash flows using a discount rate equivalent to the rate of return the company expects to achieve from its investment in newly-constructed restaurants.

August 31, 2003, 2002 and 2001 (In thousands, except share data)

Assets held for disposal are carried at the lower of depreciated cost or fair value less cost to sell. Fair values are estimated based upon appraisals or independent assessments of the assets' estimated sales values. During the period in which assets are being held for disposal, depreciation and amortization of such assets are not recognized.

In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 requires that an impairment loss be recognized only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and that the measurement of any impairment loss be the difference between the carrying amount and the fair value of the asset. The company adopted the Statement effective September 1, 2002, which did not result in a material impact on its consolidated financial position or results of operation.

Goodwill and Other Intangible Assets

The company adopted SFAS No. 142, "Goodwill and Other Intangible Assets," effective September 1, 2001. Statement No. 142 eliminates the amortization for goodwill and other intangible assets with indefinite lives. Intangible assets with lives restricted by contractual, legal, or other means will continue to be amortized over their useful lives. Goodwill and other intangible assets not subject to amortization are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. SFAS No. 142 requires a two-step process for testing impairment. First, the fair value of each reporting unit is compared to its carrying value to determine whether an indication of impairment exists. If an impairment is indicated, then the fair value of the reporting unit's goodwill is determined by allocating the unit's fair value to its assets and liabilities (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination. The amount of impairment for goodwill and other intangible assets is measured as the excess of its carrying value over its fair value. No such impairment losses were recorded upon the initial adoption of SFAS No. 142. Prior to the adoption of SFAS No. 142, goodwill was being amortized on a straight-line basis over periods not exceeding 40 years.

The company's intangible assets subject to amortization under SFAS No. 142 consist primarily of acquired franchise agreements, franchise fees, and other intangibles. Amortization expense is calculated using the straight-line method over the expected period of benefit, not exceeding 15 years. The company's trademarks and trade names were deemed to have indefinite useful lives and are not subject to amortization. See Note 5 for additional disclosures related to goodwill and other intangibles.

Franchise Fees and Royalties

Initial franchise fees are nonrefundable and are recognized in income when all material services or conditions relating to the sale of the franchise have been substantially performed or satisfied by the company. Area development fees are nonrefundable and are recognized in income on a pro rata basis when the conditions for revenue recognition under the individual development agreements are met. Both initial franchise fees and area development fees are generally recognized upon the opening of a franchise drive-in or upon termination of the agreement between the company and the franchisee.

The company's franchisees are required under the provisions of the license agreements to pay the company royalties each month based on a percentage of actual net royalty sales. However, the royalty payments and supporting financial statements are not due until the 20th of the following month. As a result, the company accrues royalty revenue in the month earned based on estimates of franchise store sales. These estimates are based on actual sales at company-owned stores and projections of average unit volume growth at franchise stores.

Advertising Costs

Costs incurred in connection with advertising and promotion of the company's products are expensed as incurred. Such costs amounted to $19,665, $16,544, and $13,283 for fiscal years 2003, 2002 and 2001, respectively.

Under the company's license agreements, each drive-in, either company-owned or franchise, must contribute a minimum percentage of revenues to a national media production fund (Sonic Advertising Fund) and spend an additional minimum percentage of gross revenues on local advertising, either directly or through company-required participation in advertising cooperatives. A portion of the local advertising contributions is redistributed to a System Marketing Fund, which purchases advertising on national cable and broadcast networks and other national media and sponsorship opportunities. As stated in the terms of existing license agreements, these funds do not constitute assets of the company

August 31, 2003, 2002 and 2001 (In thousands, except share data)

and the company acts with limited agency in the administration of these funds. Accordingly, neither the revenues and expenses nor the assets and liabilities of the advertising cooperatives, the Sonic Advertising Fund, or the System Marketing Fund are included in the company's consolidated financial statements. However, all advertising contributions by company-owned restaurants are recorded as expense on the company's financial statements.

Cash Equivalents

Cash equivalents consist of highly liquid investments with a maturity of three months or less from date of purchase.

Stock-Based Compensation

The company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation," requires the use of option valuation models that were not developed for use in valuing such stock options. Under APB 25, because the exercise price of the company's stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Pro forma information regarding net income and net income per share is required by Statement 123, which also requires that the information be determined as if the company has accounted for its stock options granted subsequent to August 31, 1995 under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

Year of Grant	Risk-Free Interest Rate	Expected Dividend Yield	Expected Volatility	Expected Life (years)
2003	3.2%	0.0%	46.3%	5.7
2002	4.4	0.0	46.3	5.3
2001	5.0	0.0	48.5	5.2

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation:

	2003	2002	2001
Net income, as reported	$ 52,261	$ 47,692	$ 38,956
Less stock-based compensation expense using the fair value method, net of related tax effects	(4,460)	(3,828)	(3,094)
Pro forma net income	$ 47,801	$ 43,864	$ 35,862
Net income per share:			
Basic:			
As reported	$ 1.34	$ 1.19	$ .98
Pro forma	$ 1.23	$ 1.09	$ .90
Diluted:			
As reported	$ 1.29	$ 1.13	$ .93
Pro forma	$ 1.18	$ 1.04	$ .86

August 31, 2003, 2002 and 2001 (In thousands, except share data)

Ownership Program

The company's restaurant philosophy stresses an ownership relationship with supervisors and drive-in managers. Most supervisors and managers of company-owned restaurants own an equity interest in the restaurant, which is financed by the company. These notes are typically financed for a term of five years, bear interest at market rates, and are secured by the partner's equity interest. The company evaluates whether the partner notes are collectible and makes estimates of bad debts based on the restaurant's financial performance and collection history with individual partners. If an individual restaurant's performance declines, the probability of default by the partners is increased. Supervisors and managers are not employees of Sonic or of the restaurant in which they have an ownership interest.

The investments made by managers and supervisors in each partnership or limited liability company are accounted for as minority interests in the financial statements. The ownership agreements contain provisions, which give Sonic the right, but not the obligation, to purchase the minority interest of the supervisor or manager in a restaurant. The amount of the investment made by a partner and the amount of the buy-out are based on a number of factors, primarily upon the restaurant's financial performance for the preceding 12 months, and is intended to approximate the fair value of a minority interest in the restaurant. Such payments are accounted for under the purchase method of accounting.

New Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51," ("FIN 46"). FIN 46 requires the consolidation of entities in which an enterprise absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. Previously, entities were generally consolidated by an enterprise when a controlling financial interest through ownership of a majority voting interest in the entity was obtained.

In October 2003, the FASB issued Staff Position No. 46-6, "Effective Date of FASB Interpretation No. 46, Consolidation of Variable Interest Entities," ("FSP FIN 46-6") in which the FASB agreed to defer, for public companies, the required effective dates to implement FIN 46 for interests held in a variable interest entity ("VIE") or potential VIE that was created before February 1, 2003. As a result of FSP FIN 46-6, a public entity need not apply the provisions of FIN 46 to an interest held in a VIE or potential VIE until the end of the first interim or annual period ending after December 15, 2003, if the VIE was created before February 1, 2003 and the public entity has not issued financial statements reporting that VIE in accordance with FIN 46, other than in the disclosures required by FIN 46. FIN 46 may be applied prospectively with a cumulative-effect adjustment as of the date on which it is first applied or by restating previously issued financial statements for one or more years with a cumulative-effect adjustment as of the beginning of the first year restated. The company will adopt this Interpretation effective February 29, 2004.

The FASB is currently proposing modifications and issuing FASB Staff Positions ("FSPs") that change and clarify FIN 46. These modifications and FSPs, when finalized, could impact the company's analysis of the applicability of FIN 46 to entities that are franchisees of the company. The company typically has no equity ownership interests in its franchisees and has not consolidated any of these entities in the company's financial statements. The company is currently evaluating the effect of the Interpretation on the accounting for its relationship with certain franchisees and will continue to monitor developments regarding FIN 46 as they occur.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123." SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation which includes the prospective method, modified prospective method and retroactive restatement method. SFAS No. 148 also amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Adoption of the annual disclosure and voluntary transition requirements of SFAS No. 148 is required for annual financial statements issued for fiscal years ending after December 15, 2002. Pursuant to the provisions of SFAS No. 123, the company has elected to continue using the intrinsic value method of accounting for its stock-based employee compensation plans in accordance with APB 25. See "Stock-Based Compensation" in Note 1 for a further discussion.

August 31, 2003, 2002 and 2001 (In thousands, except share data)

2. Net Income Per Share

The following table sets forth the computation of basic and diluted earnings per share for the years ended August 31:

	2003	2002	2001
Numerator:			
Net income	$ 52,261	$ 47,692	$ 38,956
Denominator:			
Weighted average shares outstanding - basic	38,976,686	40,155,522	39,848,519
Effect of dilutive employee stock options	1,629,779	2,051,227	1,883,269
Weighted average shares - diluted	40,606,465	42,206,749	41,731,788
Net income per share - basic	$ 1.34	$ 1.19	$ .98
Net income per share - diluted	$ 1.29	$ 1.13	$ .93
Anti-dilutive employee stock options excluded	622,516	104,806	14,630

See Note 12 for information regarding shares available for grant under the 2001 Sonic Corp. Stock Option Plan and the 2001 Sonic Corp. Directors' Stock Option Plan.

3. Impairment of Long-Lived Assets

As of August 31, 2003 and 2002, the company had identified certain underperforming restaurants whose operating results indicated that certain assets of these restaurants might be impaired. The buildings and improvements of these restaurants had combined carrying amounts of $2,786 and $1,990 respectively. During fiscal years 2003 and 2002, the company performed quarterly analyses of these and other restaurants which had incurred operating losses. As a result of these analyses, the company determined that certain restaurants with then-existing carrying amounts of $1,214 and $1,139, respectively, were impaired and wrote them down by $727 and $970, respectively, to their fair values. In addition, estimates were revised on three stores which were previously impaired under FAS 121 resulting in additional provisions totaling $291 in fiscal year 2002. Management's estimate of undiscounted future cash flows indicates that the remaining carrying amounts as of August 31, 2003 are expected to be recovered. However, it is reasonably possible that the estimate of cash flows may change in the near future resulting in the need to write-down one or more of the identified assets to fair value.

4. Accounts and Notes Receivable

Accounts and notes receivable consist of the following at August 31, 2003 and 2002:

	2003	2002
Royalties and other trade receivables	$ 8,052	$ 7,701
Notes receivable—current	3,061	2,290
Other	6,410	5,252
	17,523	15,243
Less allowance for doubtful accounts and notes receivable	533	1,488
	$ 16,990	$ 13,755
Notes receivable—noncurrent	$ 10,274	$ 9,034
Less allowance for doubtful notes receivable	624	505
	$ 9,650	$ 8,529

August 31, 2003, 2002 and 2001 (In thousands, except share data)

The company collects royalties from franchisees and provides for estimated losses for receivables that are not likely to be collected. General allowances for uncollectible receivables are estimated based on historical trends.

Most supervisors and managers of company-owned restaurants own an equity interest in the restaurant, which is financed by the company. These notes are typically financed for a term of five years, bear interest at market rates, and are secured by the partner's equity interest. The company evaluates whether the partner notes are collectible and makes estimates of bad debts based on the restaurant's financial performance and collection history with individual partners.

As of August 31, 2003 and 2002, notes receivable from one franchisee totaled $3,370 and $3,420 respectively. The underlying restaurant assets collateralize these notes.

5. Goodwill, Intangibles and Other Assets

The gross carrying amount of franchise agreements, franchise fees and other intangibles subject to amortization was $2,399 and $2,749 at August 31, 2003 and 2002, respectively. Accumulated amortization related to these intangible assets was $1,962 and $2,038 at August 31, 2003 and 2002, respectively. The carrying amount of trademarks and trade names not subject to amortization was $6,044 at August 31, 2003 and 2002.

The following tables disclose what reported net income would have been for fiscal years ending August 31, 2003 and 2002 *exclusive of amortization expense (including any related tax effects) recognized in those periods related to goodwill* and intangible assets that are no longer being amortized. Similarly adjusted per-share amounts have also been presented.

	2003	2002	2001
Reported net income	$ 52,261	$ 47,692	$ 38,956
Add back: Goodwill amortization	–	–	1,266
Add back: Trademarks and trade names amortization	–	–	139
Adjusted net income	$ 52,261	$ 47,692	$ 40,361
Net income per share – basic:			
Reported net income	$ 1.34	$ 1.19	$ .98
Goodwill amortization	–	–	.03
Trademarks and trade names amortization	–	–	–
Adjusted net income	$ 1.34	$ 1.19	$ 1.01
Net income per share – diluted:			
Reported net income	$ 1.29	$ 1.13	$ .93
Goodwill amortization	–	–	.03
Trademarks and trade names amortization	–	–	–
Adjusted net income	$ 1.29	$ 1.13	$ .96

Aggregate amortization expense related to intangible assets was $420 and $319 in fiscal years 2003 and 2002, respectively. Estimated amortization expense for the next five fiscal years beginning with fiscal year 2004 is as follows:

For the year ending August 31, 2004	$ 278
For the year ending August 31, 2005	$ 202
For the year ending August 31, 2006	$ 193
For the year ending August 31, 2007	$ 209
For the year ending August 31, 2008	$ 190

August 31, 2003, 2002 and 2001 (In thousands, except share data)

The changes in the carrying amount of goodwill for fiscal years ending August 31, 2003 and 2002 were as follows:

	2003	2002
Balance as of September 1,	$ 46,826	$ 38,850
Goodwill acquired during the year	32,391	8,174
Impairment losses	-	-
Goodwill disposed of related to the sale of restaurants	(255)	(198)
Balance as of August 31,	$ 78,962	$ 46,826

6. Leases

Description of Leasing Arrangements

The company's leasing operations consist principally of leasing certain land, buildings and equipment (including signs) and subleasing certain buildings to franchise operators. The land and building portions of these leases are classified as operating leases and expire over the next 15 years. The equipment portions of these leases are classified principally as direct financing leases and expire principally over the next 10 years. These leases include provisions for contingent rentals which may be received on the basis of a percentage of sales in excess of stipulated amounts. Income is not recognized on contingent rentals until sales exceed the stipulated amounts. Some leases contain escalation clauses over the lives of the leases. Most of the leases contain one to four renewal options at the end of the initial term for periods of five years. These options enable the company to retain use of properties in desirable operating areas.

Certain company-owned restaurants lease land and buildings from third parties. These leases, which expire over the next 18 years, include provisions for contingent rentals which may be paid on the basis of a percentage of sales in excess of stipulated amounts. The land portions of these leases are classified as operating leases and the buildings portions are classified as capital leases.

Direct Financing Leases

Components of net investment in direct financing leases are as follows at August 31, 2003 and 2002:

	2003	2002
Minimum lease payments receivable	$ 11,625	$ 12,390
Less unearned income	3,859	4,451
Net investment in direct financing leases	7,766	7,939
Less amount due within one year	943	802
Amount due after one year	$ 6,823	$ 7,137

Initial direct costs incurred in the negotiations and consummations of direct financing lease transactions have not been material. Accordingly, no portion of unearned income has been recognized to offset those costs.

Future minimum rental payments receivable as of August 31, 2003 are as follows:

	Operating	Direct Financing
Year ending August 31:		
2004	$ 751	$ 1,967
2005	823	1,942
2006	840	1,930
2007	842	1,866
2008	863	1,706
Thereafter	6,312	2,214
	10,431	11,625
Less unearned income	-	3,859
	$ 10,431	$ 7,766

August 31, 2003, 2002 and 2001 (In thousands, except share data)

Capital Leases

Components of obligations under capital leases are as follows at August 31, 2003 and 2002:

	2003	2002
Total minimum lease payments	$ 44,533	$ 21,393
Less amount representing interest averaging 13.9% in 2003 and 9.4% in 2002	16,604	8,455
Present value of net minimum lease payments	27,929	12,938
Less amount due within one year	1,492	947
Amount due after one year	$ 26,437	$ 11,991

Maturities of these obligations under capital leases and future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of August 31, 2003 are as follows:

	Operating	Capital
Year ending August 31:		
2004	$ 9,081	$ 3,711
2005	9,053	3,556
2006	9,063	3,466
2007	8,905	3,340
2008	8,707	3,215
Thereafter	70,173	27,245
	114,982	44,533
Less amount representing interest	–	16,604
	$ 114,982	$ 27,929

Total rent expense for all operating leases and capital leases consists of the following for the years ended August 31:

	2003	2002	2001
Operating leases:			
Minimum rentals	$ 8,118	$ 6,574	$ 5,012
Contingent rentals	232	145	147
Sublease rentals	(321)	(407)	(414)
Capital leases:			
Contingent rentals	658	684	412
	$ 8,687	$ 6,996	$ 5,157

The aggregate future minimum rentals receivable under noncancelable subleases of operating leases as of August 31, 2003 was $3,245.

August 31, 2003, 2002 and 2001 (In thousands, except share data)

7. Property, Equipment and Capital Leases

Property, equipment and capital leases consist of the following at August 31, 2003 and 2002:

	Estimated Useful Life	2003	2002
Home office:			
Land and leasehold improvements	Life of lease	$ 3,762	$ 1,697
Computer and other equipment	2 - 5 yrs	25,972	24,662
Restaurants, including those leased to others:			
Land		105,883	94,148
Buildings	15 - 25 yrs	185,747	168,055
Equipment	5 - 7 yrs	114,170	101,788
Property and equipment, at cost		435,534	390,350
Less accumulated depreciation		115,933	96,107
Property and equipment, net		319,601	294,243
Leased restaurant buildings and equipment under capital leases, including those held for sublease	Life of lease	31,943	16,449
Less accumulated amortization		5,993	5,406
Capital leases, net		25,950	11,043
Property, equipment and capital leases, net		$ 345,551	$ 305,286

Land, buildings and equipment with a carrying amount of $50,138 at August 31, 2003 were leased under operating leases to franchisees or other parties. The accumulated depreciation related to these buildings and equipment was $7,295 at August 31, 2003. As of August 31, 2003, the company had restaurants under construction with costs to complete which aggregated $6,218.

8. Accrued Liabilities

Accrued liabilities consist of the following at August 31, 2003 and 2002:

	2003	2002
Wages and other employee benefits	$ 3,881	$ 5,003
Taxes, other than income taxes	10,107	7,752
Income taxes payable	7,472	5,061
Accrued interest	1,086	1,618
Obligation to acquire treasury stock	-	8,729
Other	7,068	5,866
	$ 29,614	$ 34,029

9. Long-Term Debt

Long-term debt consists of the following at August 31, 2003 and 2002:

	2003	2002
Senior unsecured notes [(A)]	$ 30,000	$ 50,000
Borrowings under line of credit [(B)]	79,340	29,000
Senior unsecured notes [(C)]	30,000	30,000
Other	247	375
	139,587	109,375
Less long-term debt due within one year	82	125
Long-term debt due after one year	$ 139,505	$ 109,250

August 31, 2003, 2002 and 2001 (In thousands, except share data)

(A) The company has $30,000 of senior unsecured Series B notes maturing in April 2005. Interest is payable semi-annually and accrues at 6.76%. The related agreement requires, among other things, the company to maintain equity of a specified amount, maintain ratios of debt to total capital and fixed charge coverage and limits additional borrowings. With its line of credit, the company refinanced the $20,000 of Series A notes that matured in 2003.

(B) The company has an agreement with a group of banks which provides for a $125,000 line of credit, including a $2,000 sub-limit for letters of credit, expiring in July 2006. The agreement allows for annual renewal options, subject to approval by the banks. The company plans to use the line of credit to finance the opening of newly-constructed restaurants, acquisitions of existing restaurants, purchases of the company's common stock, retirement of senior notes and for general corporate purposes. Borrowings under the line of credit are unsecured and bear interest at a specified bank's prime rate or, at the company's option, LIBOR plus 0.50% to 1.25%. In addition, the company pays an annual commitment fee ranging from .125% to .25% on the unused portion of the line of credit. As of August 31, 2003, the company's effective borrowing rate was 2.8%. As of August 31, 2003 there were $676 in letters of credit outstanding under the line of credit. The agreement requires, among other things, the company to maintain equity of a specified amount, maintain ratios of debt to EBITDA and fixed charge coverage and limits additional borrowings and acquisitions of businesses.

(C) The company has $30,000 of senior unsecured notes with $5,000 of Series A notes maturing in August 2008 and $25,000 of Series B notes maturing in August 2011. Interest is payable semi-annually and accrues at 6.58% for the Series A notes and 6.87% for the Series B notes. Required annual prepayments amount to $1,000 from August 2004 to August 2007 on the Series A notes and $3,571 from August 2005 to August 2010 on the Series B notes. The related agreement requires, among other things, the company to maintain equity of a specified amount, and maintain ratios of debt to equity and fixed charge coverage.

Maturities of long-term debt for each of the five years after August 31, 2003 are $82 in 2004, $34,625 in 2005, $83,930 in 2006, $4,592 in 2007, and $3,594 in 2008 and $12,764 thereafter.

10. Other Noncurrent Liabilities

Other noncurrent liabilities consist of the following at August 31, 2003 and 2002:

	2003	2002
Minority interest in consolidated restaurants	$ 4,117	$ 2,836
Deferred area development fees	1,147	1,162
Other	2,599	1,809
	$ 7,863	$ 5,807

11. Income Taxes

The components of the provision for income taxes consists of the following for the years ended August 31:

	2003	2002	2001
Current:			
Federal	$ 27,126	$ 23,690	$ 22,696
State	2,620	1,726	1,901
	29,746	25,416	24,597
Deferred:			
Federal	1,110	2,517	(1,279)
State	167	378	(192)
	1,277	2,895	(1,471)
Provision for income taxes	$ 31,023	$ 28,311	$ 23,126

August 31, 2003, 2002 and 2001 (In thousands, except share data)

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate due to the following for the years ended August 31:

	2003	2002	2001
Amount computed by applying a tax rate of 35%	$ 29,149	$ 26,601	$ 21,729
State income taxes (net of federal income tax benefit)	1,812	1,368	1,110
Other	62	342	287
Provision for income taxes	$ 31,023	$ 28,311	$ 23,126

Deferred tax assets and liabilities consist of the following at August 31, 2003 and 2002:

	2003	2002
Current deferred tax assets (liabilities):		
Allowance for doubtful accounts and notes receivable	$ 314	$ 116
Property, equipment and capital leases	326	162
Accrued litigation costs	93	206
Deferred income from affiliated technology fund	479	-
Other	(2)	(3)
Current deferred tax assets, net	$ 1,210	$ 481
Noncurrent deferred tax assets (liabilities):		
Net investment in direct financing leases including differences related to capitalization and amortization	$ (2,569)	$ (2,426)
Investment in partnerships, including differences in capitalization and depreciation related to direct financing leases and different year ends for financial and tax reporting purposes	(4,862)	(3,008)
State net operating losses	3,112	2,567
Property, equipment and capital leases	(1,301)	(936)
Allowance for doubtful accounts and notes receivable	238	194
Deferred income from affiliated franchise fees	1,083	897
Accrued liabilities	331	223
Intangibles and other assets	152	45
Other	199	288
	(3,617)	(2,156)
Valuation allowance	(3,112)	(2,567)
Noncurrent deferred tax liabilities, net	$ (6,729)	$ (4,723)
Deferred tax assets and (liabilities):		
Deferred tax assets (net of valuation allowance)	$ 3,215	$ 1,987
Deferred tax liabilities	(8,734)	(6,229)
Net deferred tax liabilities	$ (5,519)	$ (4,242)

State net operating loss carryforwards expire generally beginning in 2010. Management does not believe the company will be able to realize the state net operating loss carryforwards and therefore has provided a valuation allowance as of August 31, 2003 and 2002.

12. Stockholders' Equity

On November 14, 2000, the company's board of directors authorized a three-for-two stock split in the form of a stock dividend. A total of 15,662,417 shares of common stock were issued on November 30, 2000 in connection with the split. The stated par value of each share was not changed from $.01. An aggregate amount equal to the par value of the common stock issued of $104 was reclassified from paid-in capital to common stock.

August 31, 2003, 2002 and 2001 (In thousands, except share data)

On January 17, 2002, the company's board of directors authorized a three-for-two stock split in the form of a stock dividend. A total of 16,051,750 shares of common stock were issued on February 8, 2002 in connection with the split, and an aggregate amount equal to the par value of the common stock issued of $161 was reclassified from paid-in capital to common stock. In addition, shareholders approved an increase in common stock authorized from 40,000,000 to 100,000,000 shares. The stated par value of each share was not changed from $.01.

All references in the accompanying consolidated financial statements to weighted average numbers of shares outstanding, per share amounts and Stock Purchase Plan and Stock Options share data have been adjusted to reflect the stock splits on a retroactive basis.

Stock Purchase Plan

The company has an employee stock purchase plan for all full-time regular employees. Employees are eligible to purchase shares of common stock each year through a payroll deduction not in excess of the lesser of 10% of compensation or $25. The aggregate amount of stock that employees may purchase under this plan is limited to 506,250 shares. The purchase price will be between 85% and 100% of the stock's fair market value and will be determined by the company's board of directors.

Stock Options

In January 2001 the stockholders of the company adopted the 2001 Sonic Corp. Stock Option Plan (the "2001 Employee Plan") and the 2001 Sonic Corp. Directors' Stock Option Plan (the "2001 Directors' Plan"). (The 2001 Employee Plan and the 2001 Directors' Plan are referred to collectively as the "2001 Plans.") The 2001 Plans were adopted to replace the 1991 Sonic Corp. Stock Option Plan and the 1991 Sonic Corp. Directors' Stock Option Plan (collectively, the "1991 Plans"), because the 1991 Plans were expiring after ten years as required by the Internal Revenue Code. Options previously granted under the 1991 Plans continue to be outstanding after the adoption of the 2001 Plans and are exercisable in accordance with the original terms of the applicable 1991 Plan.

Under the 2001 Employee Plan, the company is authorized to grant options to purchase up to 2,700,000 shares of the company's common stock to employees of the company and its subsidiaries. Under the 2001 Directors' Plan, the company is authorized to grant options to purchase up to 450,000 shares of the company's common stock to the company's outside directors. At August 31, 2003, 1,139,023 shares were available for grant under the 2001 Employee Plan and 315,000 shares were available for grant under the 2001 Director's Plan. The exercise price of the options to be granted is equal to the fair market value of the company's common stock on the date of grant. Unless otherwise provided by the company's Stock Plan Committee, options under both plans become exercisable ratably over a three-year period or immediately upon change in control of the company, as defined by the plans. All options expire at the earlier of 30 days after termination of employment or ten years after the date of grant.

A summary of the company's stock option activity (adjusted for the stock splits), and related information was as follows for the years ended August 31:

	2003		2002		2001	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding–beginning of year	4,183,197	$ 12.33	4,418,910	$ 10.00	4,666,239	$ 8.24
Granted	585,701	26.36	538,853	27.35	825,720	17.13
Exercised	(702,908)	8.08	(606,641)	7.95	(883,769)	6.60
Forfeited	(99,934)	22.48	(167,925)	14.95	(189,280)	13.62
Outstanding–end of year	3,966,056	$ 14.90	4,183,197	$ 12.33	4,418,910	$ 10.00
Exercisable at end of year	2,861,796	$ 11.04	2,986,886	$ 8.85	2,917,661	$ 7.41
Weighted average fair value of options granted during the year	$ 12.45		$ 12.94		$ 8.45	

August 31, 2003, 2002 and 2001 (In thousands, except share data)

A summary of the company's options was as follows as of August 31, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Options	Weighted Average Remaining Contractual Life (Yrs.)	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
$ 4.35 to $ 5.70	945,458	2.65	$ 5.22	945,458	$ 5.22
$ 6.52 to $12.85	967,458	5.40	10.54	967,458	10.54
$12.89 to $16.57	884,453	6.84	15.04	713,585	14.70
$20.46 to $27.20	843,979	9.18	25.04	126,815	22.11
$29.31 to $29.31	324,708	8.67	29.31	108,480	29.31
$ 4.35 to $29.31	3,966,056	6.14	$ 14.90	2,861,796	$ 11.04

Stockholder Rights Plan

The company has a stockholder rights plan which is designed to deter coercive takeover tactics and to prevent a potential acquirer from gaining control of the company without offering a fair price to all of the company's stockholders.

The plan provided for the issuance of one common stock purchase right for each outstanding share of the company's common stock. Each right initially entitles stockholders to buy one unit of a share of preferred stock for $85. The rights will be exercisable only if a person or group acquires beneficial ownership of 15% or more of the company's common stock or commences a tender or exchange offer upon consummation of which such person or group would beneficially own 15% or more of the company's common stock. At August 31, 2003, 50,000 shares of preferred stock have been reserved for issuance upon exercise of these rights.

If any person becomes the beneficial owner of 15% or more of the company's common stock, other than pursuant to a tender or exchange offer for all outstanding shares of the company approved by a majority of the independent directors not affiliated with a 15%-or-more stockholder, then each right not owned by a 15%-or-more stockholder or related parties will then entitle its holder to purchase, at the right's then current exercise price, shares of the company's common stock having a value of twice the right's then current exercise price. In addition, if, after any person has become a 15%-or-more stockholder, the company is involved in a merger or other business combination transaction with another person in which the company does not survive or in which its common stock is changed or exchanged, or sells 50% or more of its assets or earning power to another person, each right will entitle its holder to purchase, at the right's then current exercise price, shares of common stock of such other person having a value of twice the right's then current exercise price. Unless a triggering event occurs, the rights will not trade separately from the common stock.

The company will generally be entitled to redeem the rights at $0.01 per right at any time until 10 days (subject to extension) following a public announcement that a 15% position has been acquired. The rights expire on June 16, 2007.

13. Net Revenue Incentive Plan

The company has a Net Revenue Incentive Plan (the "Incentive Plan"), as amended, which applies to certain members of management and is at all times discretionary with the company's board of directors. If certain predetermined earnings goals are met, the Incentive Plan provides that a predetermined percentage of the employee's salary may be paid in the form of a bonus. The company recognized as expense incentive bonuses of $2,038, $2,264, and $1,876 during fiscal years 2003, 2002 and 2001, respectively.

14. Employment Agreements

The company has employment contracts with its Chairman and Chief Executive Officer and several members of its senior management. These contracts provide for use of company automobiles or related allowances, medical, life and disability insurance, annual base salaries, as well as an incentive bonus. These contracts also contain provisions for payments in the event of the termination of employment and provide for payments aggregating $6,614 at August 31, 2003 due to loss of employment in the event of a change in control (as defined in the contracts).

August 31, 2003, 2002 and 2001 (In thousands, except share data)

15. Contingencies

The company is involved in various legal proceedings and has certain unresolved claims pending. The company's ultimate liability, if any, for the aggregate amounts claimed cannot be determined at this time. Management believes that all claims currently pending are either adequately covered by insurance or would not have a material adverse effect on the company's business or financial condition.

The company has an agreement with GE Capital Franchise Finance Corporation ("GEC"), pursuant to which GEC made loans to existing Sonic franchisees who met certain underwriting criteria set by GEC. Under the terms of the agreement with GEC, the company provided a guarantee of 10% of the outstanding balance of loans from GEC to the Sonic franchisees, limited to a maximum amount of $5.0 million. As of August 31, 2003, the total amount guaranteed under the GEC agreement was $5.0 million. The company ceased guaranteeing new loans under the program during fiscal year 2002 and has not been required to make any payments under its agreement with GEC. Existing loans under guarantee will expire through 2012. In the event of default by a franchisee, the company has the option to fulfill the franchisee's obligations under the note or to become the note holder, which would provide an avenue of recourse with the franchisee under the notes.

The company has obligations under various lease agreements with third party lessors related to the real estate for company-owned stores that were sold to franchisees. Under these agreements, the company remains secondarily liable for the lease payments for which it was responsible as the original lessee. As of August 31, 2003, the amount remaining under the guaranteed lease obligations totaled $1.7 million.

The company has not recorded a liability for its obligations under the guarantees and none of the notes or leases related to the guarantees were in default as of August 31, 2003.

The company entered into an agreement with certain franchisees during fiscal year 2003, which provides the franchisees with the option to sell 50 restaurants to the company anytime during the period commencing January 1, 2004 and ending June 30, 2005. The company estimates that the cost of the acquisition, if it were to occur, would be in the range of $31 to $37 million and anticipates that the acquisition would be funded through operating cash flows and borrowings under its existing line of credit.

Notes to Consolidated Financial Statements

August 31, 2003, 2002 and 2001 (In thousands, except per share data)

16. Selected Quarterly Financial Data (Unaudited)

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter		Full Year	
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
Income statement data:										
Company-owned restaurant sales	$ 81,574	$ 71,721	$ 74,828	$ 67,355	$ 102,214	$ 92,280	$ 112,902	$ 99,351	$ 371,518	$ 330,707
Other	17,011	15,608	15,524	14,221	20,391	19,011	22,196	20,615	75,122	69,455
Total revenues	98,585	87,329	90,352	81,576	122,605	111,291	135,098	119,966	446,640	400,162
Company-owned restaurants operating expenses	62,298	54,022	58,511	51,835	73,336	64,972	83,221	71,364	277,366	242,193
Selling, general and administrative	8,222	7,658	8,418	7,786	9,483	8,729	9,303	9,271	35,426	33,444
Other	9,548	8,853	9,111	9,119	12,581	12,321	13,108	11,910	44,348	42,203
Total expenses	80,068	70,533	76,040	68,740	95,400	86,022	105,632	92,545	357,140	317,840
Income from operations	18,517	16,796	14,312	12,836	27,205	25,269	29,466	27,421	89,500	82,322
Interest expense, net	1,559	1,569	1,600	1,517	1,441	1,536	1,616	1,697	6,216	6,319
Income before income taxes	16,958	15,227	12,712	11,319	25,764	23,733	27,850	25,724	83,284	76,003
Provision for income taxes	6,317	5,672	4,735	4,216	9,597	8,841	10,374	9,582	31,023	28,311
Net income	$ 10,641	$ 9,555	$ 7,977	$ 7,103	$ 16,167	$ 14,892	$ 17,476	$ 16,142	$ 52,261	$ 47,692
Net income per share:										
Basic	$ .27	$ .24	$ .21	$ .18	$ .41	$ .37	$ .45	$ .40	$ 1.34	$ 1.19
Diluted	$ .26	$ .23	$ .20	$ .17	$ .40	$ .35	$ .43	$ .38	$ 1.29	$ 1.13
Weighted average shares outstanding:										
Basic	39,216	39,990	38,689	40,022	38,833	40,298	39,169	40,312	38,977	40,156
Diluted	40,971	41,920	40,296	42,126	40,531	42,430	40,627	42,351	40,606	42,207

17. Fair Values of Financial Instruments

The following discussion of fair values is not indicative of the overall fair value of the company's consolidated balance sheet since the provisions of SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," do not apply to all assets, including intangibles.

The following methods and assumptions were used by the company in estimating its fair values of financial instruments:

Cash and cash equivalents - Carrying value approximates fair value due to the short duration to maturity.

Notes receivable - For variable-rate loans with no significant change in credit risk since the loan origination, fair values approximate carrying amounts. Fair values for fixed-rate loans are estimated using discounted cash flow analysis, using interest rates which would currently be offered for loans with similar terms to borrowers of similar credit quality and/or the same remaining maturities.

As of August 31, 2003 and 2002, carrying values approximate their estimated fair values.

Borrowed funds - Fair values for fixed-rate borrowings are estimated using a discounted cash flow analysis that applies interest rates currently being offered on borrowings of similar amounts and terms to those currently outstanding. Carrying values for variable-rate borrowings approximate their fair values.

The carrying amounts, including accrued interest, and estimated fair values of the company's fixed-rate borrowings at August 31, 2003 were $60,959 and $63,803, respectively, and at August 31, 2002 were $81,513 and $85,697, respectively.

Report of Independent Auditors

The Board of Directors and Stockholders
Sonic Corp.

We have audited the accompanying consolidated balance sheets of Sonic Corp. as of August 31, 2003 and 2002, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended August 31, 2003. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sonic Corp. at August 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended August 31, 2003, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

Oklahoma City, Oklahoma
October 13, 2003

Directors and Officers

Board of Directors

J. Clifford Hudson
Chairman and Chief Executive Officer
Sonic Corp.

Margaret M. Blair [1,2]
Visiting Professor
Georgetown University Law Center
Research Director
Sloan-GULC Project on
Business Institutions

Leonard Lieberman [1,3]
Private Investor

Pattye L. Moore
President
Sonic Corp.

Federico F. Peña [1,3]
Managing Director
Vestar Capital Partners

H. E. "Gene" Rainbolt [1,2]
Chairman
BancFirst

Frank E. Richardson [1,3,4]
Chairman
F. E. Richardson & Co., Inc.

Robert M. Rosenberg [1,2]
Retired President and
Chief Executive Officer
Allied-Domecq Retailing U.S.A.

E. Dean Werries [1,2]
Retired Chairman and
Chief Executive Officer
Fleming Companies, Inc.

[1] Member of the Nominating and Corporate Governance Committee
[2] Member of the Audit Committee
[3] Member of the Compensation Committee
[4] Lead Independent Director

Chairman Emeritus
Troy N. Smith, Sr.
Founder of Sonic Drive-Ins

Officers

J. Clifford Hudson
Chairman and Chief Executive Officer

Pattye L. Moore
President

Ronald L. Matlock
Senior Vice President, General Counsel and Secretary

W. Scott McLain
Senior Vice President and Chief Financial Officer

Michael A. Perry
Senior Vice President of Operations

William T. Pierquet
Senior Vice President of Development

Robert J. Geresi
Vice President of Operations

Mitchell W. Gregory
Vice President of Information Services

Gregory R. Haflich
Vice President of Marketing & Brand Management

Keith O. Jossell
Vice President of Franchise Finance

Richard G. McElhaney
Vice President of New Franchise Services

Diane L. Prem
Vice President of Operation Services

Stephen P. Reed
Vice President of Purchasing & Distribution

Andrew G. Ritger, Jr.
Vice President of Franchise Development

Nancy L. Robertson
Vice President of People & Communications

E. Edward Saroch
Vice President of Field Services

Richard A. Schwabauer
Vice President of Operations

Stephen C. Vaughan
Vice President of Planning & Analysis and Treasurer

David A. Vernon
Vice President of Franchise Sales

J. Alan Walker
Vice President of Operations

Terry D. Harryman
Controller

M. Anne Burkett
Internal Auditor

Corporate Information

Sonic Headquarters Building
300 Johnny Bench Drive
Oklahoma City, Oklahoma 73104
405/225-5000

Web Address
www.sonicdrivein.com

Stock Transfer Agent
UMB Bank, N.A.
928 Grand Bou evard
Kansas City, Missouri 64106
800/884-4225

Independent Auditors
Ernst & Young LLP
Oklahoma City, Oklahoma

Corporate Counsel
Phillips, McFall, McCaffrey,
McVay, & Murrah, P.C.
Oklahoma City, Oklahoma

Annual Meeting
The 2004 Annual Meeting of Stockholders will be held at 1:30 p.m. Central Time on January 21, 2004, in the Cafeteria, 4th Floor of the Sonic Headquarters Building, 300 Johnny Bench Drive, Oklahoma City, Oklahoma.

Annual Report on Form 10-K

A copy of the company's annual report on Form 10-K for the year ended August 31, 2003, as filed with the Securities and Exchange Commission, may be obtained without charge upon written request to W. Scott McLain, Senior Vice President and Chief Financial Officer, at our Headquarters. In addition, we make available free of charge through our website at www.sonicdrivein.com annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports filed with or furnished to the SEC. The reports are available as soon as reasonably practical after we electronically file such material with the SEC, and may be found under SEC Filings in the "Investor Info" section of our website.

Forward-Looking Statements

Statements contained in this report that are not based on historical facts are forward-looking statements and are subject to uncertainties and risks. See Management's Discussion and Analysis for a more complete discussion of forward-looking statements, how they may be identified, and the risks and uncertainties that may cause our future results to differ materially from those anticipated and discussed in the forward-looking statements.

Stock Market Information

Our common stock trades on the NASDAQ National Market under the symbol SONC. At November 28, 2003, we had approximately 21,000 stockholders, including beneficial owners holding shares in nominee or "street" name.

The table below sets forth the high and low stock prices, adjusted for stock splits, during the past two fiscal years:

Quarter Ended	High	Low	Quarter Ended	High	Low
November 30, 2002	$ 25.020	$ 20.880	November 30, 2001	$ 23.493	$ 17.513
February 28, 2003	$ 23.520	$ 19.660	February 28, 2002	$ 25.280	$ 25.090
May 31, 2003	$ 27.980	$ 21.030	May 31, 2002	$ 30.210	$ 24.950
August 31, 2003	$ 26.770	$ 23.200	August 31, 2002	$ 31.940	$ 23.400

We currently anticipate that we will retain all of our earnings to support our operations and develop our business. Therefore, we do not pay any cash dividends on our outstanding common stock. Future cash dividends, if any, will be at the discretion of our Board of Directors and will depend upon, among other things, future operations and earnings, capital requirements, general financial conditions, contractual restrictions, and other factors that the Board may consider relevant.

300 Johnny Bench Drive
Oklahoma City, Oklahoma 73104
405/225-5000
www.sonicdrivein.com


SONIC
America's
Drive-In